FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007
Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: April 16, 2007	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G All figures in US dollars	New York Stock Exchange: GG

GOLDCORP SIGNS AGREEMENT WITH SILVER WHEATON FOR PEÑASQUITO SILVER

VANCOUVER, BRITISH COLUMBIA, April 16, 2007 - GOLDCORP INC. (TSX: G, NYSE: GG) today announced that it has executed a binding term sheet to sell 25% of the life-of-mine silver produced from its Peñasquito project to Silver Wheaton Corp. (“Silver Wheaton”). Under the terms of the agreement, Silver Wheaton will pay Goldcorp $485 million in cash upon closing of the transaction in exchange for 25% of the silver production. In addition, the term sheet requires Silver Wheaton to pay an ongoing per-ounce operating cost payment equal to the lesser of $3.90 (subject to annual inflationary adjustments) and the prevailing market price per ounce of silver delivered under the contract.

“The addition of cash from this transaction with Silver Wheaton strengthens our already solid balance sheet and provides us tremendous flexibility in funding the construction of Peñasquito and our other growth programs,” said Kevin McArthur, Goldcorp President and Chief Executive Officer.  “Our continued 49% investment in Silver Wheaton as well as our 75% unsold silver stream at Peñasquito ensures that we will remain highly leveraged to future upside in silver prices.  As always, our gold production will remain 100% unhedged.”

As a result of this transaction, Silver Wheaton has extended Goldcorp’s right to maintain its pro-rata interest in Silver Wheaton to December 31, 2009. Goldcorp currently owns 49% of the issued and outstanding shares in Silver Wheaton. Silver Wheaton will retain a right of first refusal on any further sales of silver streams from Peñasquito for the life of the mine as long as Goldcorp maintains at least a 20% interest in Silver Wheaton. Goldcorp expects to update metals reserves and resources at Peñasquito in June, 2007.

Closing of the transaction is subject to execution of definitive agreements containing customary representations, warranties and covenants by both parties, as well as receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange.  The transaction is expected to close by May 31, 2007.

CIBC World Markets acted as financial advisor to Goldcorp and provided a fairness opinion to Goldcorp's Board of Directors in connection with this transaction.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas. Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business - Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com